Exhibit 99.2

STANDBY EQUITY PURCHASE AGREEMENT

THIS STANDBY EQUITY PURCHASE AGREEMENT (the “Agreement”) is made as of December 1, 2025 (the “Effective Date”), by and between SMX (Security Matters) Public Limited Company, an Irish public limited company (the “Company”) and the entity named on the signature page attached hereto (the “Investor”), and with respect to the entities named on the signature pages hereto, but listed on Exhibit G as the “Promissory Note Investors Only”, only as to the Promissory Note (as defined below) and not as to the Advance Shares (defined below). The Company and the Investor are sometimes collectively referred to as the “Parties” and each a “Party”. Capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Section 9 hereto or as otherwise set forth in this Agreement.

WHEREAS, the Parties desire that, upon the terms and subject to the conditions contained herein, the Company, shall have the right to issue and sell to the Investor, from time to time as provided herein, and the Investor shall purchase from the Company, up to $100 million of the Company’s ordinary shares, par value $0.00000000002502543568 per share (the “Ordinary Shares”), as more fully described in this Agreement (the “Transaction”); and

WHEREAS, the offer and sale of the Ordinary Shares issuable hereunder will be made in reliance upon Section 4(a)(2) under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), or upon such other exemption from the registration requirements of the Securities Act as may be available with respect to any or all of the transactions to be made hereunder.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. Advances.

1.1. Advances; Mechanics. Upon the terms and subject to the conditions of this Agreement, during the Commitment Period, the Company, at its sole discretion, shall have the right, but not the obligation (except pursuant to an Investor Notice), to issue and sell to the Investor, and the Investor shall purchase from the Company, Advance Shares by the delivery to the Investor of Purchase Notices. The Company’s right to issue and sell to the Investor Advance Shares by delivery of an Purchase Notice shall be subject to the following terms:

1.1.1. Regular Purchase Notice. The Company may deliver a Purchase Notice to the Investor between 4:00 p.m. and 6:30 p.m. Eastern Time on a Regular Purchase Notice Date, stating the number of Ordinary Shares required to be purchased by the Investor (the “Regular Purchase Quantity”), subject to the Regular Purchase Limit. The Purchase Price for Ordinary Shares pursuant to a Regular Purchase Notice shall be equal to the Regular Purchase Price.

(a)	Regular Purchase Standstill Period. Following the issuance of a Regular Purchase Notice, except in connection with an Investor Notice, the Company may only issue a subsequent Purchase Notice upon the later of (i) the Trading Day following the conclusion of the Regular Pricing Period, and (ii) the aggregate daily trading volume, during the regular market hours of the Trading Market (the “Daily Traded Amount”), of the Ordinary Shares exceeding five (5) times the Regular Purchase Quantity (the “Regular Purchase Standstill Period”). The Investor may waive the Regular Purchase Standstill Period.

1.1.2. Intraday Purchase Notice. The Company may deliver an Intraday Purchase Notice to the Investor on any Trading Day prior to 4:00 p.m. Eastern Time on an Intraday Purchase Notice Date, stating the number of Ordinary Shares requested to be purchased by the Investor (the “Intraday Purchase Quantity”), subject to the Intraday Purchase Limit. The Purchase Price for Ordinary Shares pursuant to an Intraday Purchase Notice shall be equal to the Intraday Purchase Price.

(a)	Intraday Purchase Standstill Period. Following the issuance of an Intraday Purchase Notice, except in connection with an Investor Notice, the Company may only issue a subsequent Purchase Notice upon the conclusion of each Intraday Pricing Period (the “Intraday Purchase Standstill Period”). The Investor may waive the Intraday Purchase Standstill Period. The Investor may accept, at its sole discretion, multiple Intraday Purchase Notices throughout a single Trading Day.

(b)	Mutual Agreement. Notwithstanding Section 1.1.7, the validity of an Intraday Purchase Notice is subject to the mutual agreement of the Parties, and the Investor may reject any Intraday Purchase Notice at its sole option. If the Investor gives its agreement to an Intraday Purchase Notice, but does not receive confirmation from the Company’s Transfer Agent that the subject Advance Shares are being processed for issuance within thirty (30) minutes of the Investor’s acceptance of the Intraday Purchase Notice, the Investor shall be permitted to withdraw its agreement to the Intraday Purchase Notice and same shall be of no validity or effect.

1.1.3. Purchase Notice, generally. Except as provided in section 1.2, the Company may, at any time during the Commitment Period, require the Investor to purchase Shares from the Company by delivering a Purchase Notice to the Investor, subject to the satisfaction or waiver by the Investor of the conditions set forth in Annex I, and in accordance with the following provisions:

(a)	Except pursuant to an Investor Notice, the Company shall, in its sole discretion, select the number of Advance Shares, not to exceed the Regular Purchase Limit or the Intraday Purchase Limit, as the case may be (unless waived by the investor), it desires to issue and sell to the Investor in each Purchase Notice and the time, provided such timing complies with Section 1.1.4 of this Agreement, it desires to deliver each Purchase Notice.

(b)	Except pursuant to an Investor Notice, there shall be no mandatory minimum Advances and there shall be no non-usages fee for not utilizing the Commitment Amount or any part thereof.

(c)	The Company shall not deliver any Purchase Notices while any balance remaining outstanding under a Promissory Note, without the consent of the Investor.

(d)	The Company shall not issue any Purchase Notice until and unless the Registration Statement is effective pursuant to Section 5.22 hereof, provided that this condition may be waived by the Company and Investor, jointly, provided further that the Investor reserves the right to condition its waiver under this section upon a limitation on the number of Advance Shares to be issued and sold in any such Purchase Notice.

1.1.4. Date of Delivery of Purchase Notice.

(i)	Regular Purchase Notices shall be delivered in accordance with the instructions set forth on the bottom of Exhibit A attached hereto. A Regular Purchase Notice shall only be delivered on a Trading Day between the hours of 4:00 p.m. and 6:30 p.m. Eastern Time, and shall be deemed delivered on the day such notice is received by the Investor by e-mail. A Purchase Notice deemed delivered pursuant to an Investor Notice shall be deemed delivered on the date upon which the Investor Notice is received by the Company. The time periods proscribed by this Section 1.1.4(i) may be waived by the Investor.

(ii)	Intraday Purchase Notices shall be delivered in accordance with the instructions set forth on the bottom of Exhibit A attached hereto. An Intraday Purchase Notice shall only be delivered on a Trading Day, before 4:00 p.m., Eastern Time, shall be subject to the mutual agreement of both Parties, and, provided these conditions have been met, shall be deemed delivered on the day such notice is received by the Investor by e-mail.

(iii)	Upon receipt of a Purchase Notice, the Investor shall provide written confirmation (which may be by e-mail) of receipt of such Purchase Notice.

1.1.5. Advance Limitations. Regardless of the number of Advance Shares requested by the Company in a Purchase Notice, the final number of Shares to be issued and sold pursuant to a Purchase Notice shall be reduced (if at all) in accordance with each of the following limitations:

(i)	Ownership Limitation; Commitment Amount. At the request of the Company, the Investor will inform the Company in writing of the number of shares the Investor currently beneficially owns. At the request of the Investor, the Company shall promptly confirm orally or in writing to the Investor the number of Ordinary Shares then outstanding. Notwithstanding anything to the contrary contained in this Agreement, the Investor shall not be obligated to purchase or acquire, and shall not purchase or acquire, any Advance Shares under this Agreement which, when aggregated with all other Ordinary Shares beneficially owned by the Investor and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d- 3 promulgated thereunder), would result in the beneficial ownership by the Investor and its affiliates (on an aggregated basis) to exceed 4.99% of the then outstanding voting power or number of Ordinary Shares (the “Ownership Limitation”). In connection with each Purchase Notice, any portion of the Purchase Notice that would (i) cause the Investor to exceed the Ownership Limitation or (ii) cause the aggregate number of Advance Shares issued and sold to the Investor hereunder to result in the Commitment Amount being exceeded, shall automatically be withdrawn with no further action required by the Company, and such Purchase Notice shall be deemed automatically modified to reduce the Advance and Advance Shares by an amount equal to such withdrawn portion.

(ii)	Registration Limitation. In no event shall an Advance result in the issuance and sale of any Ordinary Shares in excess of the number of Ordinary Shares registered in respect of the transactions contemplated hereby under the Registration Statement then in effect (the “Registration Limitation”). In connection with each Purchase Notice, any portion of an Advance that would exceed the Registration Limitation shall automatically be withdrawn with no further action required by the Company or the Investor and such Purchase Notice shall be deemed automatically modified to reduce the aggregate amount of the requested Advance by an amount equal to such withdrawn portion. For the purposes of determining whether any Advance would exceed the Registration Limit, the Investor may rely on the number of Advance Shares remaining under the Registration Limitation as reflected in (A) the Company’s most recent periodic or annual report filed with the Commission, as the case may be, (B) a more recent public announcement by the Company or (C) a more recent written notice by the Company or the Transfer Agent setting forth the number of shares of Advance Shares available for issuance under this Agreement. Upon the written or oral request of the Investor, the Company shall within one half (0.5) hour confirm, orally or in writing to the Investor the number of shares of Advance Shares remaining.

(iii)	Purchase Notice Limitations. In no event shall a Purchase Notice exceed the Regular Purchase Limit or the Intraday Purchase Limit, as applicable, unless waived by the investor.

1.1.6. [Reserved].

1.1.7. Unconditional Contract. Except as provided in Section 1.1.2 and 1.1.2(b), the Company and the Investor acknowledge and agree that upon the Investor’s receipt of a valid Regular Purchase Notice from the Company (including any Purchase Notice deemed delivered by the Company in connection with an Investor Notice), or upon the Parties’ mutual agreement upon an Intraday Purchase Notice, the Parties shall be deemed to have entered into an unconditional contract binding on both Parties for the purchase and sale of Advance Shares pursuant to such Purchase Notice in accordance with the terms of this Agreement and (i) subject to Applicable Laws and (ii) subject to Section 5.18, the Investor may sell Ordinary Shares after receipt of an Purchase Notice, including during a Pricing Period. For the avoidance of doubt, the Investor may sell Ordinary Shares after its acceptance of an Intraday Purchase Notice and after receipt of a Regular Purchase Notice.

1.1.8. Officer Certificate. Upon the issuance of any Purchase Notice, the Company shall deliver to the investor a certificate signed by the chief financial officer of the Company in the form as annexed hereto as Exhibit F.

1.2. Closings. (A) Promptly after delivery of any Regular Purchase Notice with respect to each Advance, but in no event later than 9:30 a.m., Eastern Time on the Trading Day following the delivery of the applicable Regular Purchase Notice (the “Regular Share Delivery Deadline”); or (B) with respect to an Intraday Purchase Notice, as promptly as practicable following the Company’s receipt of the Investor’s unconditional acceptance of the Relevant Intraday Purchase Notice, , the Company will, or will cause its transfer agent to electronically transfer, as DWAC Shares, such number of Advance Shares to be purchased by the Investor (as set forth in the applicable Purchase Notice) by crediting the Investor’s account or its designee’s account at the Depository Trust Company through its Deposit Withdrawal at Custodian System or by such other means of delivery as may be mutually agreed upon by the Parties hereto, and transmit notification to the Investor that such share transfer has been requested. With respect to an Intraday Purchase Notice, the Company will use its reasonable best efforts to cause its Transfer Agent to deliver email confirmation, within thirty (30) minutes, to the Investor’s broker, with the Investor copied on such email, that the Transfer Agent is processing the Advance Shares to be purchased pursuant to the relevant Intraday Purchase Notice. The “Intraday Share Delivery Deadline” shall be the time that is 120 minutes after the Company’s receipt of confirmation from its transfer agent that it has received the instructions to be provided pursuant to this Section 1.2 (the Regular Share Delivery Deadline and the Intraday Share Delivery Deadline are each a “Share Delivery Deadline”).

The closing of an advance shall occur two (2) Trading Days following the end of a Pricing Period. On or prior to closing, each of the Company and the Investor shall deliver to each other all documents, instruments, and writings required to be delivered or reasonably requested by either of them Pursuant to this Agreement in order to implement and effect the transactions contemplated herein. In addition to any other rights available to the Investor, if the Company fails to cause its transfer agent to transmit the Advance Shares pursuant to a Purchase Notice before the applicable Share Delivery Deadline, the Investor may elect to deem such Purchase Notice rescinded. The Company acknowledges that, other than in connection with an Investor Notice, the Purchase Price is not known at the time a Purchase Notice is delivered (at which time the Investor is irrevocably bound) but shall be determined on each Closing based on the daily prices of the Ordinary Shares that are the inputs to the determination of the Purchase Price. In connection with each Purchase Notice, the Company and the Investor shall fulfill each of its obligations as set forth below:

1.2.1. Promptly following any applicable Pricing Period, the Investor shall deliver to the Company a Settlement Document, setting forth the number of Ordinary Shares to be purchased by the Investor (taking into account any adjustments pursuant to Section 1.1.5), the Purchase Price, the aggregate proceeds to be paid by the Investor to the Company, and a report by Bloomberg, L.P. indicating (a) in respect of a Regular Purchase Notice, the VWAP for each of the Trading Days during the Pricing Period or (b) in respect of an Intraday Purchase Notice, the lowest traded price of the Ordinary Shares during the Pricing Period, (or, if not reported on Bloomberg, L.P., another reporting service reasonably agreed to by the Parties), in each case in accordance with the terms and conditions of this Agreement.

1.2.2. Within two (2) Trading Days following the applicable Pricing Period, the Investor shall pay to the Company the aggregate purchase price of the Ordinary Shares (as set forth in the Settlement Document) either (i) in cash in immediately available funds to an account designated by the Company in writing and transmit notification to the Company that such funds transfer has been requested, or (ii) in the case of an Investor Notice, as an offset of amounts owed under a Promissory Note as described in Section 2.2.3. No fractional shares shall be issued, and any fractional amounts shall be rounded to the next higher whole number of shares. To facilitate the transfer of the Ordinary Shares by the Investor, the Ordinary Shares will not bear any restrictive legends so long as there is an effective Registration Statement covering the resale of such Ordinary Shares (it being understood and agreed by the Investor that notwithstanding the lack of restrictive legends, the Investor may only sell such Ordinary Shares pursuant to the Plan of Distribution set forth in the Prospectus included in the Registration Statement and otherwise in compliance with the requirements of the Securities Act (including any applicable prospectus delivery requirements) or pursuant to an available exemption).

1.2.3. On or prior to the date the Settlement Document is delivered by the Investor, each of the Company and the Investor shall deliver to the other all documents, instruments and writings expressly required to be delivered by either of them pursuant to this Agreement in order to implement and effect the transactions contemplated herein.

1.2.4. Notwithstanding anything to the contrary in this Agreement, if on any day during a Pricing Period (i) the Company notifies Investor that a Material Outside Event has occurred, or (ii) the Company notifies the Investor of a Black Out Period, the Parties agree that the pending Advance shall end and the final number of Advance Shares to be purchased by the Investor at the Closing for such Advance shall be equal to the number of Ordinary Shares sold by the Investor during the applicable Pricing Period prior to the notification from the Company of a Material Outside Event or Black Out Period.

1.3. Hardship. In the event the Investor sells Ordinary Shares after receipt, or deemed receipt of an Purchase Notice and the Company fails to perform its obligations as mandated in this Agreement, the Company agrees that in addition to any other remedy to which the Investor is entitled at law or in equity, including, without limitation, specific performance, it will hold the Investor harmless against any loss, claim, damage, or expense (including reasonable and documented legal fees and expenses), as incurred, arising out of or in connection with such default by the Company and acknowledges that irreparable damage may occur in the event of any such default. It is accordingly agreed that the Investor shall be entitled to an injunction or injunctions to prevent such breaches of this Agreement and to specifically enforce (subject to Applicable Laws and the rules of the Principal Market), without the posting of a bond or other security, the terms and provisions of this Agreement.

1.4. Compensation For Failure to Timely Deliver Advance Shares. In addition to any other rights available to the Investor, if the Company fails to cause its transfer agent to transmit to the Investor the Advance Shares pursuant to an Advance Notice before the applicable Share Delivery Deadline, and if after such Share Delivery Deadline the Investor purchases (in an open market transaction or otherwise) Ordinary Shares of the Company to deliver in satisfaction of a sale by the Investor of such Advance Shares that the Investor anticipated receiving from the Company in respect of such Purchase Notice, then the Company shall, within two (2) Trading Days after the Investor’s request, which such request shall be made within two (2) Trading Days following the Share Delivery Deadline, either (i) pay cash to the Investor in an amount equal to the Investor’s total purchase price (including brokerage commissions, if any) for the Ordinary Shares so purchased (the “Cover Price”), at which point the Company’s obligation to deliver the applicable Advance Shares shall terminate, (ii) promptly honor its obligation to Deliver to the Investor such Advance Shares as DWAC Shares and pay cash to the Investor in an amount equal to the excess (if any) of the Cover Price over the price paid by the Investor in connection with such Purchase Notice, or (iii) be deemed to have accepted notice that such Cover Price shall be credited towards one or more subsequent Advance Notices, in the discretion of the Investor. The Investor shall provide the Company with written notice indicating the amounts payable to the Investor in respect of the Cover Price and evidence of the amount of such amounts payable. Nothing herein shall limit the Investor’s right to pursue a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver Advance Shares in Connection with a Purchase Notice.

2. Pre-Paid Advances.

2.1. Pre-Paid Advances. On the date hereof, the Investor shall advance to the Company up to $11,500,000 , in tranches (each tranche, a “Pre-Paid Advance”), which shall be evidenced by a convertible promissory note in the form attached hereto as Exhibit C (the “Promissory Note”). The first Pre-Paid Advance shall be in an amount of $5,750,000 and advanced upon the signing of this Agreement (the “First Pre-Advance Closing”), and the second Pre-Paid Advance shall be in an amount of $5,750,000 and advanced no later than the effectiveness of the initial Registration Statement (the “Second Pre-Advance Closing”) (individually referred to as a “Pre-Advance Closing” and collectively referred to as the “Pre-Advance Closings”). Each Pre-Advance Closing shall occur remotely by conference call and electronic delivery of documentation. The First Pre-Advance Closing shall take place at 10:00 a.m., New York time, on the date hereof (or such other date or time as is mutually agreed to by the Company and the Investor). The Second Pre-Advance Closing shall take place at 10:00 a.m., New York time, no later than the effectiveness of the initial Registration Statement (or such other date or time as is mutually agreed to by the Company and the Investor). At each Pre-Advance Closing the Investor shall advance to the Company the amount of such Pre-Paid Advance, in immediately available funds into the Custodian Account (defined below), and the Company shall deliver the Promissory Note with a principal amount equal $14,375,000, reflecting an original issue discount of 20%, duly executed on behalf of the Company. In the event the Custodian Account has not been established at the time of the First Pre-Advance Closing, which shall include the full execution of the Control Agreement (as defined below), the Cryptocurrency Funds (as defined below) shall be held in escrow for a period of up to sixty (60) days. If upon the sixtieth (60th) day of such funds first being deposited into escrow the Custodian Account has not been established or for any reason cannot accept the Cryptocurrency Funds, the Cryptocurrency Funds shall be returned to the Investor from escrow.

2.2. Investor Notices; Mechanics. Upon the terms and subject to the conditions of this Agreement, at any time during the Commitment Period, provided that there is a balance remaining outstanding under the Promissory Note, the Investor may, by providing written notice to the Company in the form set forth herein as Exhibit D attached hereto (a “Investor Notice”) cause a Purchase Notice to be deemed delivered to the Investor and the issuance and sale of Ordinary Shares to the Investor pursuant to an Advance, in accordance with the following provisions:

2.2.1. Each Investor Notice shall be delivered to the Company by email and shall be deemed delivered on the day it is received by the Company.

2.2.2. The Investor shall, in each Investor Notice, select the amount of the Advance, in its sole discretion, up to the Maximum Advance Amount, and the timing of delivery; provided that the amount of the Advance shall not exceed the balance owed under the Promissory Note outstanding on the date of delivery of the Investor Notice, or result in the Investor exceeding the Ownership Limitation and the Registration Limitation. Any Advance in respect of an Investor Notice shall automatically be adjusted pursuant to the provisions of Section 1.1.5 of this Agreement in order to comply with such limitations.

2.2.3. The Purchase Price of the Ordinary Shares in respect of any Purchase Notice delivered pursuant to an Investor Notice shall be equal to the Conversion Price (as defined in the Promissory Note) in effect on the date of delivery of the Investor Notice.

2.2.4. Each Investor Notice shall set forth the amount of the Advance requested, the Purchase Price (which shall be equal to the Conversions Price) along with a report by Bloomberg, L.P. indicating the relevant VWAP used in calculating the Conversion Price, the number of Ordinary Shares to be issued by the Company and purchased by the Investor, the aggregate amount of accrued and unpaid interest of the Promissory Note (if any) that shall be offset by the issuance of Ordinary Shares, the aggregate amount of principal of the Promissory Note that shall be offset by the issuance of Ordinary Shares, and the total amount of the Promissory Note that shall be outstanding following the closing of the Advance, and each Investor Notice shall serve as the Settlement Document in respect of such Advance.

2.2.5. Upon the delivery of an Investor Notice, a corresponding Purchase Notice shall simultaneously and automatically be deemed to have been delivered by the Company to the Investor requesting the amount of the Advance set forth in the Investor Notice, and any conditions precedent to such Purchase Notice under the terms of this Agreement that have not been satisfied shall be deemed to have been waived by the Investor; provided that any such waiver shall not be effective with respect to any failed condition precedent, including a failed condition precedent relating to the Registration Statement and its effectiveness, or otherwise, unless the Investor has first been informed of same by the Company and has agreed in writing to waive such condition precedent. Promptly upon receipt of an Investor Notice the Company will, or will cause its transfer agent to, electronically transfer such number of Advance Shares set forth in the Investor Notice by the Regular Share Delivery Deadline.

2.2.6. Limitations on Investor Notice. The Investor agrees that, except as set forth below, it shall not submit Investor Notices requesting Advances of more than $14,375,000 in any consecutive six-month period. The limitations agreed by the Investor in this section shall not apply (i) at any time upon the occurrence and during the continuance of an Event of Default (as defined in the Promissory Note) and (ii) with respect to any Investor Notice requesting an Advance where the Purchase Price is greater than or equal to a price per share equal to the Floor Price (as defined in the Promissory Note). The foregoing limitations in this subsection may be waived with the prior written consent of the Company, in its sole discretion.

2.2.7. Closings. The payment of the Purchase Price pursuant to each Purchase Notice deemed to be delivered pursuant to an Investor Notice and the issuance of Ordinary Shares related to the corresponding Advance Notice shall take place as soon as practicable on or after the date of each Investor Notice in accordance with the procedures set forth in Section 1.1 of this Agreement.

3. Representations and Warranties of the Company. The Company hereby represents and warrants to the Investor that:

3.1. Organization. The Company is a public limited company duly organized, validly existing and in good standing under the laws of Ireland, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted. The Company is not in violation nor default of any of the provisions of its certificate of incorporation, bylaws or other organizational or charter documents. The Company is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, and no claim, action or proceeding of any kind has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.

3.2. Capitalization. No Person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by the Transaction Documents. The issuance and sale of the Note and the Registrable Securities will not obligate the Company to issue Ordinary Shares or other securities to any Person (other than the Investor) and will not result in a right of any holder of Company securities to adjust the exercise, conversion, exchange or reset price under any of such securities. There are no stockholders’ agreements, voting agreements or other similar agreements with respect to the Company’s capital stock to which the Company is a party or, to the knowledge of the Company, between or among any of the Company’s shareholders.

3.3. No Conflicts. The execution, delivery and performance of this Agreement and the other Transaction Documents by the Company, and the consummation by the Company of the transactions contemplated hereby and thereby, including, without limitation, the issuance of the Note and the Registrable Securities, do not and will not: (a) result in a violation of the Company’s or any Subsidiary’s certificate or articles of incorporation, by-laws or other organizational or charter documents, (b) conflict with, or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, result in the creation of any Lien upon any of the properties or assets of the Company or any Subsidiary, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture, instrument or any “lock-up” or similar provision of any underwriting or similar agreement to which the Company or any Subsidiary is a party, or (c) result in a violation of any federal, state, local or foreign law, rule, regulation, order, judgment or decree (including federal, state, and foreign securities laws and regulations) applicable to the Company or any Subsidiary or by which any property or asset of the Company or any Subsidiary is bound or affected (except for such conflicts, defaults, terminations, amendments, accelerations, cancellations and violations as would not, individually or in the aggregate, have a Material Adverse Effect), nor is the Company otherwise in violation of, conflict with or in default under any of the foregoing. The business of the Company is not being conducted in violation of any law, ordinance, or regulation of any governmental entity. The Company is not required under federal, state, local or foreign law, rule or regulation to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under this Agreement or the other Transaction Documents (other than any SEC, FINRA or state securities filings that may be required to be made by the Company in connection with the issuance of the Registrable Securities or subsequent to any Closing or any registration statement that may be filed pursuant hereto); provided that, for purposes of the representation made in this sentence, the Company is assuming and relying upon the accuracy of the relevant representations and agreements of Investor herein.

3.4. Listing and Maintenance Requirements. The Ordinary Shares are registered pursuant to Section 12(b) or 12(g) of the Exchange Act, and the Company has taken no action designed to, or which to its knowledge is likely to have the effect of, terminating the registration of the Ordinary Shares under the Exchange Act, nor has the Company received any notification that the SEC is contemplating terminating such registration. Except as set forth in the SEC Documents, the Company has not, in the twelve (12) months preceding the Effective Date, received notice from the Principal Market to the effect that the Company is not in compliance with the listing or maintenance requirements of such Principal Market. The Company is in compliance in all material respects with all such listing and maintenance requirements.

3.5. No Material Adverse Change. No event has occurred that would have a Material Adverse Effect on the Company or any Subsidiary that has not been disclosed in subsequent SEC filings.

3.6. Litigation and Other Proceedings. Except as set forth in the SEC Documents, there are no actions, suits, investigations, inquiries or proceedings pending or, to the knowledge of the Company, threatened against or affecting the Company, any Subsidiary or any of their respective properties, nor has the Company received any written or oral notice of any such action, suit, proceeding, inquiry or investigation, which would have a Material Adverse Effect or would require disclosure under the Securities Act or the Exchange Act. No judgment, order, writ, injunction or decree or award has been issued by or, to the knowledge of the Company, requested of any court, arbitrator or governmental agency which would have a Material Adverse Effect. There has not been, and to the knowledge of the Company, there is not pending or contemplated, any investigation by the SEC involving the Company, any Subsidiary, or any current or former director or officer of the Company or any Subsidiary.

3.7. No General Solicitation; No Integrated Offering. Neither the Company, any Subsidiary, nor any of their respective Affiliates, nor any Person acting on their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D under the Securities Act) in connection with the offer or sale of the Note or the Registrable Securities. Neither the Company, any Subsidiary, nor any of their respective Affiliates, nor any Person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of the offer and sale of any of the Note or the Registrable Securities under the Securities Act, whether through integration with prior offerings or otherwise.

3.8. Transactions With Affiliates. Except as set forth in the SEC Documents, none of the officers or directors of the Company or any Subsidiary, and to the knowledge of the Company, none of the employees of the Company or any Subsidiary is presently a party to any transaction with the Company or any Subsidiary (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner, in each case in excess of the lesser of (i) $120,000 or (ii) one percent of the average of the Company’s total assets at year-end for the last two completed fiscal years, other than for (i) payment of salary or consulting fees for services rendered, (ii) reimbursement for expenses incurred on behalf of the Company or any Subsidiary and (iii) other employee benefits, including restricted stock units and stock option agreements under any incentive plan of the Company.

3.9. Application of Takeover Protections. The Company and its board of directors have taken or will take prior to the Effective Date all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the articles of incorporation or the laws of the state of its incorporation which is or could become applicable to the Investor as a result of the transactions contemplated by this Agreement, including, without limitation, the Company’s issuance of the Note and the Registrable Securities and the Investor’s ownership of the Note and the Registrable Securities.

3.10. Foreign Corrupt Practices. Neither the Company, any Subsidiary, nor to the knowledge of the Company, any agent or other Person acting on behalf of the Company or any Subsidiary, has (i) directly or indirectly, used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, (iii) failed to disclose fully any contribution made by the Company or any Subsidiary (or made by any Person acting on its behalf of which the Company is aware) which is in violation of law, or (iv) violated in any material respect any provision of the Foreign Corrupt Practices Act of 1977, as amended.

3.11. Sarbanes-Oxley. The Company is in compliance in all material respects with all provisions of the Sarbanes-Oxley Act of 2002, as amended, which are applicable to it.

3.12. No Disqualification Events. None of the Company, any Subsidiary, any of their predecessors, any affiliated issuer, any director, executive officer, other officer of the Company or any Subsidiary participating in the offering contemplated hereby, any beneficial owner of 20% or more of the Company’s outstanding voting equity securities, calculated on the basis of voting power, nor any promoter (as that term is defined in Rule 405 under the Securities Act) connected with the Company in any capacity at the time of sale (each, an “Issuer Covered Person”) is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1) under the Securities Act (a “Disqualification Event”), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3) under the Securities Act. The Company has exercised reasonable care to determine whether any Issuer Covered Person is subject to a Disqualification Event.

3.13. Illegal or Unauthorized Payments; Political Contributions. Neither the Company, nor any Subsidiary has, nor, to the best of the Company’s knowledge (after reasonable inquiry of its officers and directors), any of the officers, directors, employees, agents or other representatives of the Company, any Subsidiary or any other business entity or enterprise with which the Company is or has been affiliated or associated, has, directly or indirectly, made or authorized any payment, contribution or gift of money, property, or services, whether or not in contravention of applicable law, (a) as a kickback or bribe to any Person or (b) to any political organization, or the holder of or any aspirant to any elective or appointive public office except for personal political contributions not involving the direct or indirect use of funds of the Company.

3.14. Money Laundering. The Company and each Subsidiary is in compliance with, and has not previously violated, the USA PATRIOT ACT of 2001 and all other applicable U.S. and non-U.S. anti-money laundering laws and regulations, including, but not limited to, the laws, regulations and Executive Orders and sanctions programs administered by the U.S. Office of Foreign Assets Control, including, but not limited, to (i) Executive Order 13224 of September 23, 2001 entitled, “Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism” (66 Fed. Reg. 49079 (2001)); and (ii) any regulations contained in 31 CFR, Subtitle B, Chapter V.

3.15. Authorization. This Agreement has been duly and validly authorized, executed and delivered on behalf of the Company and shall constitute the legal, valid and binding obligations of the Company enforceable against the Company in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby and thereby will not, subject to the Required Approvals: (i) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of first refusal, termination, amendment, acceleration, participation or cancellation of, any agreement, indenture or instrument to which the Company is a Party or by which it is bound; or (ii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities or “blue sky” laws) applicable to the Company.

3.16. Valid Issuance of the Securities. The Promissory Note, when issued and delivered in accordance with the terms of this Agreement, for the consideration expressed herein, and the Ordinary Shares when issued in accordance with the terms of the Promissory Note, and the Advance Shares when issued in accordance with the terms of this Agreement, will be duly and validly issued, fully paid and non-assessable, free and clear of all Liens imposed by the Company other than restrictions on transfer provided for in the Transaction Documents, as applicable, subject to the Required Approvals (as hereinafter defined).

3.17. Reservation of Ordinary Shares. So long as the Promissory Note remains outstanding, the Company shall take all action necessary to at all times have authorized, and reserved for the purpose of issuance, not less than three times the maximum number of shares of Ordinary Shares issuable upon conversion of the Promissory Note (assuming for purposes hereof that (x) such Promissory Note is convertible at a Conversion Price equal to the Floor Price (as defined in the Promissory Note) as of the date of determination, and (y) any such conversion shall not take into account any limitations on the conversion of the Promissory Note set forth therein) (the “Required Reserve Amount”). If at any time the number of Ordinary Shares authorized and reserved for issuance is not sufficient to meet the Required Reserve Amount, the Company will promptly take all corporate action necessary to authorize and reserve a sufficient number of shares, including, without limitation, calling a special meeting of stockholders to authorize additional Ordinary Shares to meet the Company’s obligations pursuant to the Transaction Documents, in the case of an insufficient number of authorized shares, obtain stockholder approval of an increase in such authorized number of shares, and voting the management shares of the Company in favor of an increase in the authorized shares of the Company to ensure that the number of authorized shares is sufficient to meet the Required Reserve Amount.

3.18. Compliance with Laws. The Company has complied in all material respects with all laws, rules, and regulations applicable to it and its business, and the Company has not received notice of any such violation.

3.19. Consents; Waivers. No consent, waiver, approval or authority of any nature, or other formal action, by any person or entity, not already obtained is required in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions provided for herein and therein, other than: (i) the filings required pursuant to this Agreement; and (ii) any notice and/or application(s) to the Principal Market (collectively, the “Required Approvals”).

4. Representations and Warranties of the Investor. The Investor hereby represents, warrants and covenants that:

4.1. Organization. The Investor is either an individual or an entity duly incorporated or formed, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation with full right, corporate, partnership, limited liability company or similar power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. The Investor is not in violation nor default of any of the provisions of its articles of organization, operating agreement or other organizational or charter documents. The Investor is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, and no claim, action or proceeding of any kind has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.

4.2. Authorization. This Agreement has been duly and validly authorized, executed and delivered on behalf of the Investor and shall constitute the legal, valid and binding obligations of the Investor enforceable against the Investor in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies. The execution, delivery and performance by the Investor of this Agreement and the consummation by the Investor of the transactions contemplated hereby and thereby will not: (i) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Investor is a Party or by which it is bound; or (ii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities or “blue sky” laws) applicable to the Investor.

4.3. Accredited Investor Status; Investment Experience; Investment Purpose. The Investor is an “accredited investor” as that term is defined in Rule 501(a) of Regulation D. The Investor can bear the economic risk of its investment in the Promissory Notes, and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in the Promissory Notes. The Investor is acquiring the Promissory Notes, and the Advance Shares, for its own account, for investment purposes only. The Investor is not relying on the Company or any of its employees, agents, or advisors with respect to the legal, tax, economic and related considerations of an investment in the Promissory Notes or the Advance Shares, and the Investor has relied on the advice of, or has consulted with, only its own advisors. No oral or written representations have been made, or oral or written information furnished, to the Investor or its advisors, if any, in connection with the Transaction that are in any way inconsistent with the information contained herein.

4.4. No Governmental Review. The Investor understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Promissory Notes or the fairness or suitability of the investment in the Promissory Note nor have such authorities passed upon or endorsed the merits of the offering of the Promissory Notes.

4.5. Certain Transactions and Confidentiality. Other than consummating the transactions contemplated hereunder, the Investor has not directly or indirectly, nor has any Person acting on behalf of or pursuant to any understanding with the Investor, executed any purchases or sales of the securities of the Company during the period commencing as of the time that the Investor first received a term sheet (written or oral) from the Company or any other Person representing the Company setting forth the material terms of the transactions contemplated hereunder and ending immediately prior to the execution hereof. Notwithstanding the foregoing, in the case of an Investor that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of the Investor’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of the Investor’s assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Promissory Note and Advance Shares covered by this Agreement. Other than to other Persons party to this Agreement, the Investor has maintained the confidentiality of all disclosures made to it in connection with this Transaction (including the existence and terms of this Transaction).

4.6. Own Account. The Investor is acquiring the Ordinary Shares and any Promissory Note for its own account, for investment purposes and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered under or exempt from the registration requirements of the Securities Act; provided, however, that by making the representations herein, the Investor does not agree, or make any representation or warranty, to hold any of the Ordinary Shares for any minimum or other specific term and reserves the right to dispose of the Ordinary Shares at any time in accordance with, or pursuant to, a Registration Statement filed pursuant to this Agreement or an applicable exemption under the Securities Act. The Investor does not presently have any agreement or understanding, directly or indirectly, with any Person to sell or distribute any of the Ordinary Shares. The Investor acknowledges that it will be disclosed as an “underwriter” and a “selling stockholder” in each Registration Statement and in any Prospectus contained therein to the extent required by applicable law.

5. Covenants. The Company covenants with the Investor, and the Investor covenants with the Company, as follows, which covenants of one Party are for the benefit of the other Party, during the Commitment Period:

5.1. Effective Registration Statement. During the Commitment Period, in the event that there are Pre-Paid Advances outstanding, the Company shall maintain the continuous effectiveness of the Registration Statement and each subsequent Registration Statement filed with the SEC under the Securities Act pursuant to and in accordance with Section 5.22.

5.2. Registration and Listing. In the event that there are Pre-Paid Advances outstanding, the Company shall cause the Ordinary Shares to continue to be registered as a class of securities under Section 12(b) of the Exchange Act, and to comply with its reporting and filing obligations under the Exchange Act, and shall not take any action or file any document (whether or not permitted by the Securities Act or the Exchange Act) to terminate or suspend such registration or to terminate or suspend its reporting and filing obligations under the Exchange Act or Securities Act, except as permitted herein, provided however if there are no Pre-Paid Advances outstanding the Company shall only be required to use commercially reasonable efforts. In the event that there are Pre-Paid Advances outstanding ,the Company shall continue the listing and trading of its Ordinary Shares and the listing of the Advance Shares purchased by the Investor hereunder on the Principal Market and to comply with the Company’s reporting, filing and other obligations under the rules and regulations of the Principal Market, provided however if there are no Pre-Paid Advances outstanding the Company shall only be required to use commercially reasonable efforts. In the event that there are Pre-Paid Advances outstanding, if the Company receives any final and non- appealable notice that the listing or quotation of the Ordinary Shares on the Principal Market shall be terminated on a date certain, the Company shall promptly (and in any case within 24 hours) notify the Investor of such fact in writing and shall cause the Ordinary Shares to be listed or quoted on another Principal Market, provided however if there are no Pre-Paid Advances outstanding the Company shall only be required to use commercially reasonable efforts.

5.3. Suspension of Registration Statement.

5.3.1. Establishment of a Black Out Period. During the Commitment Period, the Company from time to time may suspend the use of a Registration Statement by written notice to the Investor in the event that the Company determines in its sole discretion in good faith that such suspension is necessary to (A) delay the disclosure of material nonpublic information concerning the Company, the disclosure of which at the time is not, in the good faith opinion of the Company, in the best interests of the Company or (B) amend or supplement the Registration Statement or Prospectus so that such Registration Statement or Prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading (a “Black Out Period”).

5.3.2. No Sales by Investor During the Black Out Period. During such Black Out Period, the Investor agrees not to sell any Ordinary Shares of the Company pursuant to such Registration Statement.

5.3.3. Limitations on the Black Out Period. The Company shall not impose any Black Out Period that is longer than 60 days or in a manner that is more restrictive (including, without limitation, as to duration) than the comparable restrictions that the Company may impose on transfers of the Company’s equity securities by its directors and senior executive officers. In addition, the Company shall not deliver any Purchase Notice during any Black Out Period. If the public announcement of such material, nonpublic information is made during a Black Out Period, the Black Out Period shall terminate immediately after such announcement, and the Company shall immediately notify the Investor of the termination of the Black Out Period.

5.4. Listing of Ordinary Shares. As of each Purchase Notice Date, the Ordinary Shares to be sold by the Company from time to time hereunder shall and will have been registered under Section 12(b) of the Exchange Act and approved for listing on the Principal Market, subject to official notice of issuance.

5.5. [Intentionally Omitted].

5.6. Exchange Act Registration. The Company will file in a timely manner all reports and other documents required of it as a reporting company under the Exchange Act and will not take any action or file any document (whether or not permitted by Exchange Act or the rules thereunder) to terminate or suspend its reporting and filing obligations under the Exchange Act.

5.7. Transfer Agent Instructions. For any time while there is a Registration Statement in effect for this transaction, the Company shall (if required by the transfer agent for the Ordinary Shares) cause legal counsel for the Company to deliver to the transfer agent for the Ordinary Shares (with a copy to the Investor) instructions to issue Ordinary Shares to the Investor by the applicable Share Delivery Deadline free of restrictive legends upon each Advance if the delivery of such instructions are consistent with Applicable Law.

5.8. Corporate Existence. The Company will use commercially reasonable efforts to preserve and continue the corporate existence of the Company during the Commitment Period.

5.9. Notice of Certain Events Affecting Registration; Suspension of Right to Make an Advance. The Company will promptly notify the Investor, and confirm in writing, upon its becoming aware of the occurrence of any of the following events in respect of a Registration Statement or related Prospectus: (i) receipt of any request for additional information by the SEC or any other Federal or state governmental authority during the period of effectiveness of the Registration Statement or any request for amendments or supplements to the Registration Statement or related Prospectus; (ii) the issuance, or threatened issuance, by the SEC or any other Federal governmental authority of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose; (iii) receipt of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Ordinary Shares for sale in any jurisdiction or the initiation or written threat of any proceeding for such purpose; (iv) the happening of any event that makes any statement made in the Registration Statement or related Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Registration Statement, related Prospectus or documents so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the related Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or of the necessity to amend the Registration Statement or supplement a related Prospectus to comply with the Securities Act or any other law; and (v) the Company’s reasonable determination that a post-effective amendment to the Registration Statement would be appropriate (and the Company will promptly make available to the Investor any such supplement or amendment to the related Prospectus). The Company shall not deliver to the Investor any Advance Notice, and the Company shall not sell any Shares pursuant to any pending Advance Notice (other than as required pursuant to Section 1.2.4), during the continuation of any of the foregoing events (each of the events described in the immediately preceding clauses (i) through (vii), inclusive, a “Material Outside Event”).

5.10. Consolidation. If a Purchase Notice has been delivered to the Investor, then the Company shall not effect any consolidation of the Company with or into, or a transfer of all or substantially all the assets of the Company to another entity before the transaction contemplated in such Purchase Notice has been closed in accordance with Section 1.2 hereof, and all Ordinary Shares in connection with such Advance have been received by the Investor.

5.11. Issuance of the Company’s Ordinary Shares. The issuance and sale of the Ordinary Shares to the Investor hereunder shall be made in accordance with the provisions and requirements of Section 4(a)(2) of the Securities Act and any applicable state securities law.

5.12. Expenses. The Company, whether or not the transactions contemplated hereunder are consummated or this Agreement is terminated, will pay all expenses incident to the performance of its obligations hereunder, including but not limited to (i) the preparation, printing and filing of the Registration Statement and each amendment and supplement thereto, of each Prospectus and of each amendment and supplement thereto; (ii) the preparation, issuance and delivery of any Ordinary Shares issued pursuant to this Agreement, (iii) all fees and disbursements of the Company’s counsel, accountants and other advisors (but not, for the avoidance doubt, the fees and disbursements of Investor’s counsel, accountants and other advisors), (iv) the qualification of the Ordinary Shares under securities laws in accordance with the provisions of this Agreement, including filing fees in connection therewith, (v) the printing and delivery of copies of any Prospectus and any amendments or supplements thereto requested by the Investor, (vi) the fees and expenses incurred in connection with the listing or qualification of the Ordinary Shares for trading on the Principal Market, or (vii) filing fees of the SEC and the Principal Market. For the avoidance of doubt, the Company shall pay all of its Transfer Agent fees, stamp taxes and other taxes and duties levied in connection with the Note or any of the Registrable Securities. In addition, the Company shall reimburse the Placement Agent for its legal fees and due diligence expenses incurred in connection with the Transaction contemplated hereby, in an amount equal to $90,000.

5.13. Current Report. The Company shall, not later than 9:00 a.m., New York City time, on the fourth business day after the date of this Agreement, file with the SEC a current report on Form 6-K describing all the material terms of the transactions contemplated by the Transaction Documents in the form required by the Exchange Act and attaching all the material Transaction Documents (including any exhibits thereto, the “Current Report”). The Company shall provide the Investor and its legal counsel a reasonable opportunity to comment on a draft of the Current Report prior to filing the Current Report with the SEC and shall give due consideration to all such comments, which are not to be unreasonably refused. Effective upon the filing of the Current Report, the Company acknowledges and agrees that any and all confidentiality or similar obligations with respect to the transactions contemplated by the Transaction Documents under any agreement, whether written or oral, between the Company, any of its Subsidiaries or any of their respective officers, directors, affiliates, employees or agents, on the one hand, and Investor or any of its respective officers, directors, affiliates, employees or agents, on the other hand, shall terminate. The Company shall not, and the Company shall cause each of its Subsidiaries and each of its and their respective officers, directors, employees and agents not to, provide the Investor with any material, non-public information regarding the Company or any of its Subsidiaries without the express prior written consent of the Investor (which may be granted or withheld in the Investor’s sole discretion). The Company understands and confirms that the Investor will rely on the foregoing representations in effecting resales of Ordinary Shares.

5.14. Compliance with Laws. The Company shall comply in all material respects with all Applicable Laws.

5.15. Market Activities. Neither the Company, nor any Subsidiary, nor any of their respective officers, directors or controlling persons will, directly or indirectly, (i) take any action designed to cause or result in, or that constitutes or might reasonably be expected to constitute or result, in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of Ordinary Shares or (ii) sell, bid for, or purchase Ordinary Shares in violation of Regulation M, or pay anyone any compensation for soliciting purchases of the Ordinary Shares.

5.16. [Reserved].

5.17. Selling Restrictions. (i) Except as expressly set forth below, the Investor covenants that from and after the date hereof through and including the Trading Day next following the expiration or termination of this Agreement as provided in Section 7 (the “Restricted Period”), none of the Investor any of its officers, or any entity managed or controlled by the Investor (collectively, the “Restricted Persons” and each of the foregoing is referred to herein as a “Restricted Person”) shall, directly or indirectly, engage in any “short sale” (as such term is defined in Rule 200 of Regulation SHO of the Exchange Act) of the Ordinary Shares, either for its own principal account or for the principal account of any other Restricted Person. Notwithstanding the foregoing, it is expressly understood and agreed that nothing contained herein shall (without implication that the contrary would otherwise be true) prohibit any Restricted Person during the Restricted Period from: (1) selling “long” (as defined under Rule 200 promulgated under Regulation SHO) the Shares; or (2) selling a number of Ordinary Shares equal to the number of Advance Shares that such Restricted Person is unconditionally obligated to purchase under a pending Advance Notice but has not yet received from the Company or the transfer agent pursuant to this Agreement.

5.18. [Intentionally Omitted]

5.19. Company Standstill.

5.19.1. From the date hereof until the Promissory Note has been fully paid or converted into Ordinary Shares of the Company, the Company will not, without the prior written approval of the Investor (i) offer, sell, issue, or otherwise transfer or dispose of, directly or indirectly, any equity of the Company or any securities convertible into or exercisable or exchangeable for equity of the Company, or any debt or debt instruments of the Company, (ii) engage any investment bank or any funding source, or (iii) enter into any agreement or announce the intention to effect any of the actions described in subsections (i) and (ii) hereof.

5.19.2. From the date hereof and during the Commitment Period, the Company shall be prohibited from effecting or entering into an agreement to effect any issuance by the Company or any of its Subsidiaries of Ordinary Shares or Ordinary Share Equivalents (or a combination of units thereof) involving a Variable Rate Transaction. “Variable Rate Transaction” means a transaction in which the Company (i) issues or sells any debt or equity securities that are convertible into, exchangeable or exercisable for, or include the right to receive additional Ordinary Shares either (A) at a conversion price, exercise price or exchange rate or other price that is based upon and/or varies with the trading prices of or quotations for the Ordinary Shares of the Company at any time after the initial issuance of such debt or equity securities, or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such debt or equity security or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the market for the Company’s Ordinary Shares or (ii) enters into, or effects a transaction under, any agreement, including, but not limited to, an equity line of credit whereby the Company may issue securities at a future determined price regardless of whether shares pursuant to such agreement have actually been issued and regardless of whether such agreement is subsequently canceled. The Investor shall be entitled to obtain injunctive relief against the Company to preclude any such issuance, which remedy shall be in addition to any right to collect damages. “Ordinary Share Equivalents” shall mean any securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time Ordinary Shares, including, without limitation, any debt, preferred stock, right, option, warrant, or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Ordinary Shares of the Company.

5.19.3. The limitations in Section 5.19.1 and 5.19.2 shall not apply with respect to Exempt Issuances.

5.20.Exempt Issuance. Nothing contained in this Agreement or in the Promissory Note shall limit or restrict the Company’s ability to issue securities or act in connection with an Exempt Issuance. For purposes herein, “Exempt Issuance” means the issuance of (a) Ordinary Shares, restricted stock units (“RSUs”), or options (or Ordinary Shares underlying options or RSUs) to employees, officers, directors, advisors or independent contractors of the Company for compensatory purposes; provided, that such issuance is approved by a majority of the Board of Directors of the Company, (b) securities upon the exercise, conversion or vesting of any securities of the Company that are outstanding on or as of the date hereof that are convertible or exercisable into other securities of the Company as set forth on Schedule 5.20, (c) securities obligated to be issued pursuant to agreements in effect on the date hereof, (d) securities issued pursuant to acquisitions, business combinations, capital raises or any other transaction approved by a majority of the disinterested members of the Board of Directors of the Company; provided, however, that the securities issued in such transactions are issued as “restricted securities” (as defined in Rule 144) and carry no registration rights that require or permit the filing of any registration statement in connection therewith during the time the Promissory Note underlying the first Pre-Paid Advance remains outstanding, (e) any non-convertible indebtedness, (f) warrants in connection with a capital raise by a subsidiary of the Company, so long as the warrants are not exercisable until after the maturity date of the Promissory Note underlying the first Pre-Paid Advance, and (g) securities pursuant to a registration statement or a post-effective amendment to a previously filed registration statement pursuant to Company obligations in effect as of the date hereof, and the filing and effectiveness of registration statements on Form S-8 or S-4. Notwithstanding the foregoing, no Exempt Issuance may be a Variable Rate Transaction.

5.21. Most Favored Nation. From the date hereof and for so long as the Promissory Note remains outstanding, the Company shall not enter into any agreement for the sale or issuance of its securities (including securities convertible into or exercisable for Ordinary Shares or Ordinary Share Equivalents) to any individual or entity (an “Other Investor”) that provides such Other Investor with rights, terms, or benefits that are more favorable in any material respect than those granted to the Investor under this Agreement, without offering the Investor such more favorable rights, terms, or benefits. In the event the Company intends to offer such more favorable rights, terms, or benefits to any Other Investor, it shall promptly provide written notice to the Investor (the “MFN Notice”), which shall include reasonable detail of such more favorable terms and any related agreements. The Investor shall have the right, exercisable by written notice to the Company within ten (10) calendar days of receipt of the MFN Notice, to receive the benefit of such more favorable terms, which shall automatically amend this Agreement and any securities held by the Investor to incorporate such more favorable terms. If the Investor elects to accept such terms, the Company and the Investor agree to execute such documentation as may be reasonably necessary to effectuate the amendment of this Agreement and the securities, including the physical exchange of securities if required. The provisions of this Section 5.21 shall not apply to any portions of any Promissory Note which have already been converted into Ordinary Shares. Notwithstanding the foregoing, this Section 5.21 shall not apply with respect to Exempt Issuances.

5.22. Registration of Securities.

5.22.1. The Company shall prepare and file with the SEC the Registration Statement covering the resale of (a) all Advance Shares which may be issued and sold pursuant to this Agreement, plus (b) all Ordinary Shares issuable upon conversion of the Promissory Note, plus (c) the Facility Fee Shares (the “Registrable Securities”) within fifteen (15) calendar days after the Effective Date (the “Filing Date”). The Company shall use its reasonable best efforts to have the Registration Statement declared effective by the SEC as soon as practicable after the filing thereof but no later than January 2, 2026 in the event of a “no review” (the “Effectiveness Date”) and shall use its best efforts to keep the Registration Statement continuously effective under the Securities Act. If applicable, the Company shall use its best efforts to have any additional Registration Statement declared effective by the SEC as soon as practicable after filing thereof and shall use its reasonable best efforts to keep any additional Registration Statement continuously effective under the Securities Act. The Registration Statement shall register 300% of the total number of Ordinary Shares issuable upon conversion of the Promissory Note based upon the Floor Price; provided, however, if the Securities and Exchange Commission requires as a condition to going effective, a lesser number of shares to be registered, the Company may decrease the number of Ordinary Shares being registered to meet such Securities and Exchange Commission requirements.

5.22.2. Notwithstanding the registration obligations set forth in 5.22.1, if the SEC informs the Company that all of the Registrable Securities cannot, as a result of the application of Rule 415, be registered for resale as a secondary offering on a single registration statement, the Company agrees to promptly inform the Investor thereof and use its reasonable best efforts to file amendments to the initial Registration Statement as required by the SEC, covering the maximum number of Registrable Securities permitted to be registered by the SEC, on Form F-1 or such other form available to register for resale the Registrable Securities as a secondary offering; with respect to filing on Form F-1 or other appropriate form, provided, however, that prior to filing such amendment, the Company shall be obligated to use diligent efforts to advocate with the SEC for the registration of all of the Registrable Securities in accordance with the SEC Guidance, including without limitation, Compliance and Disclosure Interpretation 612.09.

5.22.3. Notwithstanding any other provision of this Agreement, if the SEC or any SEC Guidance sets forth a limitation on the number of Registrable Securities permitted to be registered on a particular Registration Statement as a secondary offering (and notwithstanding that the Company used diligent efforts to advocate with the SEC for the registration of all or a greater portion of Registrable Securities), unless otherwise directed in writing by the Investor as to its Registrable Securities, the number of Registrable Securities to be registered on such Registration Statement will be reduced as follows:

(i) First, the Company shall reduce or eliminate any securities to be included other than Registrable Securities;

(ii) Second, the Company shall reduce Registrable Securities described in Section 5.22.1(a) above covered by the Registration Statement;

(iii) Third, the Company shall reduce Registrable Securities described in Section 5.22.1(c) above covered by the Registration Statement; and

(iv) Fourth, the Company shall reduce Registrable Securities described in Section 5.22.1(b) above covered by the Registration Statement.

In the event of a cutback hereunder, the Company shall give the Investor at least five (5) Trading Days prior written notice. In the event the Company amends the Registration Statement in accordance with the foregoing, the Company will use its best efforts to file with the SEC, as promptly as allowed by the SEC or SEC Guidance provided to the Company or to registrants of securities in general, one or more registration statements on Form F-1 or such other form available to register for resale those Registrable Securities that were not registered for resale on the Registration Statement, as amended.

5.22.4 If: (i) the Initial Registration Statement is not filed on or prior to its Filing Date (if the Company files the Initial Registration Statement without affording the Investor the opportunity to review and comment on the same as required herein or the Company subsequently withdraws the filing of the Registration Statement, the Company shall be deemed to have not satisfied this clause (i) as of the Filing Date), or (ii) the Company fails to file with the SEC a request for acceleration of a Registration Statement in accordance with Rule 461 promulgated by the SEC pursuant to the Securities Act, within five (5) Trading Days of the date that the Company is notified (orally or in writing, whichever is earlier) by the SEC that such Registration Statement will not be “reviewed” or will not be subject to further review, or (iii) prior to the effective date of a Registration Statement, the Company fails to file a pre-effective amendment and otherwise respond in writing to comments made by the SEC in respect of such Registration Statement within fourteen (14) Trading Days after the receipt of comments by or notice from the SEC that such amendment is required in order for such Registration Statement to be declared effective, (iv) the Registration Statement is not effective by the Effectiveness Date; or (v) after the effective date of a Registration Statement, but solely in the event the Promissory Note has not been fully converted or repaid or in the event the Investor continues to own any Registrable Securities, such Registration Statement ceases for any reason to remain continuously effective as to all Registrable Securities included in such Registration Statement, for more than fifteen (15) consecutive Trading Days or more than an aggregate of thirty (30) Trading Days (which need not be consecutive Trading Days) during any 12-month period (any such failure or breach being referred to as an “Event”, and for purposes of clauses (i) and (iv), the date on which such Event occurs, and for purpose of clause (ii) the date on which such five (5) Trading Day period is exceeded, and for purpose of clause (iii) the date which such fourteen (14) Trading Day period is exceeded, and for purpose of clause (iv) the date on which such fifteen (15) or thirty (30) Trading Day period, as applicable, is exceeded being referred to as “Event Date”), then, in addition to any other rights the Investor may have hereunder or under applicable law, on each such Event Date and on each monthly anniversary of each such Event Date (if the applicable Event shall not have been cured by such date) until the applicable Event is cured, the Company shall pay to Investor that continues to hold Registrable Securities as of such Event Date, an amount in cash, as partial liquidated damages and not as a penalty, equal to the product of 5.0% multiplied by (i) in respect of the Note, the portion of the Note left unconverted at the Event Date, and (ii) in respect of the Facility Fee Shares, the relative proportion of the Facility Fee Shares held by the Investor to the amount of $2,000,000). The parties agree that the maximum aggregate liquidated damages payable to the Investor under this Agreement shall be 15.0% of the aggregate amount paid by such Investor pursuant to this Agreement for such securities. If the Company fails to pay any partial liquidated damages pursuant to this Section in full within seven days after the date payable, the Company will pay interest thereon at a rate of 18% per annum (or such lesser maximum amount that is permitted to be paid by applicable law) to the Investor, accruing daily from the date such partial liquidated damages are due until such amounts, plus all such interest thereon, are paid in full. The partial liquidated damages pursuant to the terms hereof shall apply on a daily pro rata basis for any portion of a month prior to the cure of an Event.

5.22.5 In the event that the trading of the Company’s Ordinary Shares is halted, or in the event that there is a lapse in the effectiveness of the Registration Statement, the Investor, at its sole option, may return any Advance Shares issued to the Investor, but which have not been sold by the investor, and the Company shall return to the Investor all amounts paid by the Investor for such returned shares.

5.22.6 Legal Opinions; Restrictive Legends. The Company is obligated to cause its legal counsel to deliver legal opinions to the Transfer Agent in connection with any legend removal requested pursuant to Rule 144, within one (1) Trading Day of such legend removal request, subject to the Investor providing customary representations and other documentation, if any, as reasonably requested by the Company, its counsel or the Transfer Agent. In addition, within one (1) Trading Day after the initial Registration Statement which covers the Registrable Securities is declared effective by the SEC, the Company shall deliver, and shall cause its legal counsel to deliver, to the Transfer Agent (with copies to the Investor) a legal opinion stating that such Registrable Securities are registered for resale pursuant to such Registration Statement that has been declared effective by the SEC, as supplemented by any prospectus supplement or amendment thereto, and that any restrictive legends on the Registrable Securities shall be removed in connection with the resale of such Registrable Securities by the Investor pursuant to such Registration Statement. The legal opinions shall be in a form and substance reasonably acceptable to the Investor and its counsel and shall remain valid and in place at the time of delivery of any Advance Notice.

To the extent that a legal opinion is not provided (either timely or at all), then, in addition to being a breach of the covenant in this Section 5.22.6 hereunder, the Company agrees to reimburse the Investor for all costs incurred by the Investor in connection with any legal opinions paid for by the Investor in connection with the sale or transfer of the Registrable Securities. The Investor shall notify the Company of any such costs and expenses it incurs that are referred to in this section from time to time and all amounts owed hereunder shall be paid by the Company promptly.

6. Use of Proceeds.

6.1. The proceeds from the funding of a Pre Paid Advance or the sale of the Ordinary Shares by the Company to Investor, as the case may be, shall be used by the Company in the following manner:

6.1.1. From the first Pre-Paid Advance, the Company shall use (a) $1,250,000 to repay any outstanding promissory notes of the Company held by Target Capital 1, LLC and Secure Net Capital LLC, (b) $1,360,000 to acquire bitcoin or another cryptocurrency subject to the mutual consent of the Parties, which shall serve as a reserve asset for the Company (the “Initial Cryptocurrency Funds”) and (c) the remainder to be used for working capital;

6.1.2. The Company shall use 50% of the net proceeds from each other Pre-Paid Advance or Advance to acquire bitcoin or another cryptocurrency subject to the mutual consent of the Parties(the “Subsequent Cryptocurrency Funds” and collectively with the Initial Cryptocurrency funds, the “Cryptocurrency Funds”), which shall serve as a reserve asset for the Company;

6.1.3. The Company shall use 50% of the net proceeds from each other Advance for working capital.

6.2. Any bitcoin or cryptocurrency purchased with the proceeds of the Pre-Paid Advances (the “Initial Cryptocurrency”) shall be held for the benefit of the Investor with a reputable cryptocurrency custodian (the “Custodian Account”) until such time as the Promissory Note underlying the Pre-Paid Advances has been fully paid or converted into Ordinary Shares of the Company. The Company shall grant the Investor a senior security interest with the first lien on the Initial Cryptocurrency purchased with the proceeds of the Pre-Paid Advances. The Initial Cryptocurrency shall be held in a blocked account and the Parties shall enter into a Deposit Account Control Agreement (the “Control Agreement”), in the form annexed hereto as Exhibit E, in favor of, and granting control over such Custodian Account to, the Investor. Pursuant to the Deposit Account Control Agreement, the Investor shall have the sole right to initiate any and all transactions, such as deposits, withdrawals, or any cryptocurrency trading, and the Company shall not have access to such abilities or to initiate such transactions until such time as the Promissory Note underlying the Pre-Paid Advance has been fully paid or converted into Ordinary Shares of the Company. Upon the occurrence of an Event of Default (as Defined in the Note) the Investor may instruct the Custodian of the Custodian Account to liquidate the assets held in the Custodian Account and to pay the Holder of the Note from the proceeds from such liquidation to repay any amounts of principal, accrued and unpaid interest, and/or default penalties due and owing under this Note.

7. Termination.

7.1. Unless earlier terminated as provided hereunder, this Agreement shall terminate automatically on the earliest of (i) the first day of the month next following the 36-month anniversary of the Effective Date, provided that if any Promissory Notes are then outstanding, such termination shall be delayed until such date that all Promissory Notes that were outstanding have been repaid, or (ii) the date on which the Investor shall have made payment of Advances pursuant to this Agreement for Ordinary Shares equal to the Commitment Amount.

7.2. The Company may terminate this Agreement effective upon five Trading Days’ prior written notice to the Investor; provided that (i) there are no outstanding Purchase Notices, the Ordinary Shares under which have yet to be issued, (ii) there are no outstanding Promissory Notes, and (iii) the Company has paid all amounts owed to the Investor pursuant to this Agreement. This Agreement may be terminated at any time by the mutual written consent of the Parties, effective as of the date of such mutual written consent unless otherwise provided in such written consent.

7.3. The Investor may terminate this Agreement at any time upon an Event of Default under the Promissory Note.

7.4. Nothing in this Section 7 shall be deemed to release the Company or the Investor from any liability for any breach under this Agreement, or to impair the rights of the Company and the Investor to compel specific performance by the other Party of its obligations under this Agreement.

8. Facility Fee. In consideration for the Investor’s execution and delivery of this Agreement, the Company shall pay to the Investor a facility fee (the “Facility Fee”) equal to two percent (2%) of the Commitment Amount. To satisfy the Facility Fee, the Company shall issue or cause to be issued or transferred to the Investor that number of additional Ordinary Shares equal to $2,000,000 divided by the lesser of the most recent Nasdaq Official Closing Price on (i) the Effective date, and (ii) the lowest 1-Trading Day VWAP of the Ordinary Shares of the five (5) Trading Days immediately preceding the date the Registration Statement is declared effective (the “Facility Fee Shares”). The Facility Fee Shares shall be registered for resale in the same manner as the Advance Shares are to be registered for resale pursuant to the terms of this Agreement. The Investor reserves the right to receive prefunded warrants of the Company, exercisable at the par value of the Ordinary Shares, in lieu of Facility Fee Shares, if the payment of the Facility Fee Shares would cause the investor to exceed the ownership limitation. The Facility Fee Shares shall be fully earned and issued to the Investor upon the First Pre-Advance Closing. In the event the number of Facility Fee Shares issuable to the Investor is determinable pursuant to option (ii) pursuant to this Section 8, any further and additional Facility Fee Shares issuable to the Investor shall be issued to the Investor immediately following the effectiveness of the Registration Statement.

9. Miscellaneous.

9.1. Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the Parties hereto and the respective successors and assigns of the Parties. Nothing in this Agreement, express or implied, is intended to confer upon any Party, other than the Parties hereto or their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

9.2. Governing Law; Exclusive Jurisdiction. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of Arizona, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Arizona or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of Arizona. Each Party hereby irrevocably submits to the exclusive jurisdiction of the state or federal courts sitting in Maricopa County, Arizona, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each of the Parties hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

9.3. Notices. All notices, offers, acceptance and any other acts under this Agreement (except payment) shall be in writing, and shall be sufficiently given if delivered to the addressees in person, by FedEx or similar overnight next business day delivery, or by email followed by overnight next business day delivery, to the address as provided for on the signature page to this agreement.

9.4. Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Investor.

9.5. Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms so long as this Agreement as so modified continues to express, without material change, the original intentions of the Parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the Parties or the practical realization of the benefits that would otherwise be conferred upon the Parties. The Parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

9.6. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

9.7. Survival. The representations, warranties and covenants of the Company and the Investor contained herein shall survive the Closing and delivery of the Note.

10. Definitions. For purposes of this Agreement, the following words and terms shall have the following meanings:

10.1. “Additional Shares” shall have the meaning set forth in Section 1.1.5(ii).

10.2. “Advance” shall mean any issuance and sale of Advance Shares by the Company to the Investor pursuant to this Agreement.

10.3. “Advance Shares” shall mean the Ordinary Shares that the Company shall issue and sell to the Investor pursuant to the terms of this Agreement.

10.4. “Agreement” shall have the meaning set forth in the preamble of this Agreement.

10.5. “Applicable Laws” shall mean all applicable laws, statutes, rules, regulations, orders, executive orders, directives, policies, guidelines and codes having the force of law, whether local, national, or international, as amended from time to time, including without limitation (i) all applicable laws that relate to money laundering, terrorist financing, financial record keeping and reporting, (ii) all applicable laws that relate to anti-bribery, anti-corruption, books and records and internal controls, including the United States Foreign Corrupt Practices Act of 1977, and (iii) any Sanctions laws.

10.6. “Average Price” means a price per Share equal to the quotient obtained by dividing (i) the aggregate gross purchase price paid by the Investor for all Shares purchased pursuant to this Agreement, by (ii) the aggregate number of Shares issued pursuant to this Agreement.

10.7. “Black Out Period” shall have the meaning set forth in Section 5.3.1.

10.8. “Closing” shall have the meaning set forth in Section 1.2.

10.9. “Commitment Amount” shall mean $100,000,000 of Ordinary Shares.

10.10. “Commitment Period” shall mean the period commencing on the Effective Date and expiring upon the date of termination of this Agreement in accordance with Section 7.

10.11. “Company” shall have the meaning set forth in the preamble of this Agreement.

10.12. “Condition Satisfaction Date” shall have the meaning set forth in Annex I.

10.13. “Conversion Price” shall have the meaning set forth in the Promissory Note.

10.14. “Current Report” shall have the meaning set forth in Section 5.13.

10.15. “Custodian Account” shall have the meaning set forth in Section 6.2

10.16. “Daily Traded Amount” shall mean the daily trading volume of the Company’s Ordinary Shares on the Principal Market during regular trading hours as reported by Bloomberg L.P.

10.17. “DWAC Shares” means Ordinary Shares of the Company that are (i) issued in electronic form, (ii) freely tradable and transferable and without restriction on resale and (iii) timely credited by the Company to the Investor’s or its designee’s specified DWAC account with DTC under the DTC/FAST Program, or any similar program hereafter adopted by DTC performing substantially the same function.

10.18. “Effective Date” shall have the meaning set forth in the preamble of this Agreement. 10.19. “Event of Default” shall have the meaning set forth in the Promissory Note.

10.20. “Exchange Act” shall mean the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

10.21. “Exempt Issuances” shall have the meaning set forth in Section 5.20.

10.22. “First Pre-Advance Closing” shall have the meaning set forth in Section 2.1.

10.23. “Fixed Price” shall have the meaning set forth in the Promissory Note.

10.24. “Initial Cryptocurrency” shall have the meaning set forth in Section 6.2.

10.25. “Intraday Pricing Period” shall mean the period beginning fifteen (15) minutes immediately following email confirmation from the Company’s transfer agent that Shares are being processed, in connection with an Intraday Pricing Notice, to be credited to the Investor’s account or its designee’s account at the Depository Trust Company through its Deposit Withdrawal at Custodian System or by such other means of delivery as may be mutually agreed upon by the Parties (“Intraday Pricing Commencement”) and ending upon the later of (i) the time at which the aggregate trading volume during regular market hours since the Intraday Pricing Commencement equals ten (10) times the Intraday Purchase Quantity, and (ii) fifteen (15) minutes after the Intraday Pricing Commencement, provided that if there is a trading halt, such time will not count towards these fifteen (15) minutes. For the avoidance of doubt, an Intraday Pricing Period may be significantly shorter than a single Trading Day but no longer than 20 Trading Days.

10.26. “Intraday Purchase Notice” shall mean a written notice, in accordance with the terms of Section 1.1.3 and Section 1.1.4(ii) and subject to limitations of Sections 1.1.3 and 1.1.5, by the Company in the form of Exhibit A attached hereto to the Investor executed by an officer of the Company and setting forth the number of Advance Shares that the Company desires to issue and sell to the Investor.

10.27. “Intraday Purchase Limit” means 4.99% of the number of Ordinary Shares outstanding.

10.28. “Intraday Purchase Notice Date” shall mean the date on which an Intraday Purchase Notice is received by the Investor from the Company.

10.29. “Intraday Purchase Price” shall mean 98% of the lowest traded price of the Ordinary Shares during the Intraday Pricing Period.

10.30. “Intraday Purchase Limit” means 4.99% of the Ordinary Shares Outstanding.

10.31. “Investor” shall have the meaning set forth in the preamble of this Agreement. 10.32. “Investor Notice” shall have the meaning set forth in Section 2.2.

10.33. “Liens” means a lien, charge, pledge, security interest, encumbrance, right of first refusal, preemptive right or other restriction.

10.34. “Material Adverse Effect” shall mean any event, occurrence or condition that has had or would reasonably be expected to have (i) a material adverse effect on the legality, validity or enforceability of this Agreement or the transactions contemplated herein, (ii) a material adverse effect on the results of operations, assets, business or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, or (iii) a material adverse effect on the Company’s ability to perform in any material respect on a timely basis its obligations under this Agreement.

10.35. “Material Outside Event” shall have the meaning set forth in Section 5.9.

10.36. “MFN Notice” shall have the meaning set forth in Section 5.21.

10.37. “Ordinary Shares” shall have the meaning set forth in the recitals of this Agreement.

10.38. “Ordinary Share Equivalents” shall mean any securities of the Company or its Subsidiaries which entitle the holder thereof to acquire at any time Ordinary Shares, including, without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Ordinary Shares.

10.39. “Other Investor” shall have the meaning set forth in Section 5.21.

10.40. “Ownership Limitation” shall have the meaning set forth in Section 1.1.3(i).

10.41. “Party” or “Parties” shall have the meaning set forth in the preamble of this Agreement.

10.42. “Person” shall mean an individual, a corporation, a partnership, a limited liability company, a trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

10.43. “Placement Agent” shall mean RBW Capital Partners LLC, a division of Dawson James Securities, Inc.

10.44. “Plan of Distribution” shall mean the section of a Registration Statement disclosing the plan of distribution of the Ordinary Shares issued pursuant to this Agreement.

10.45. “Pre-Advance Closing(s)” shall have the meaning set forth in Section 2.1.

10.46. “Pre-Paid Advance” shall mean have the meaning set forth in Section 2.1.

10.47. “Pricing Period” shall mean the Regular Pricing Period or the Intraday Pricing Period, as applicable.

10.48. “Principal Market” shall mean the Nasdaq Stock Market; provided however, that in the event the Ordinary Shares are ever listed or traded on the New York Stock Exchange, or the NYSE American, then the “Principal Market” shall mean such other market or exchange on which the Ordinary Shares are then listed or traded to the extent such other market or exchange is the principal trading market or exchange for the Ordinary Shares.

10.49. “Promissory Note” shall have the meaning set forth in Section 2.1.

10.50. “Prospectus” shall mean any prospectus (including, without limitation, all amendments and supplements thereto) used by the Company in connection with a Registration Statement, including documents incorporated by reference therein.

10.51. “Prospectus Supplement” shall mean any prospectus supplement to a Prospectus filed with the SEC pursuant to Rule 424(b) under the Securities Act, including, including documents incorporated by reference therein.

10.52. “Purchase Price” shall mean the Regular Purchase Price or the Intraday Purchase Price, as applicable.

10.53. “Purchase Notice” shall mean a Regular Purchase Notice or an Intraday Purchase Notice.

10.54. “Purchase Notice Date” shall mean each date the Company is deemed to have delivered a Regular Purchase Notice or an Intraday Purchase Notice to the Investor, subject to the terms of this Agreement.

10.55. “Registration Limitation” shall have the meaning set forth in Section 1.1.3(ii).

10.56. “Registration Statement” shall mean one or more Registration Statements on Form F-1 (or Form F-3, if eligible) that registers for resale the Ordinary Shares underlying the Promissory Note and/or issued to the Investor pursuant to an Advance.

10.57. “Registrable Securities” shall have the meaning set forth in Section 5.22.1.

10.58. “Regular Purchase Notice” shall mean a written notice, in accordance with the terms of Section 1.1.2(i) and subject to limitations of Sections 1.1.3 and 1.1.5, by the Company in the form of Exhibit A attached hereto to the Investor executed by an officer of the Company and setting forth the number of Advance Shares that the Company desires to issue and sell to the Investor.

10.59. “Regular Purchase Limit” means the lesser of (1) 100% of the average Daily Traded Amount over the five (5) Trading Days immediately preceding the applicable Advance Notice Date, (ii) 30% of the Daily Traded Amount on the Advance Notice Date, and (iii) $1,000,000; except that in respect of each Purchase Notice deemed delivered by the Company pursuant to an Investor Notice, the Regular Purchase Limit shall mean the amount selected by the Investor in such Investor Notice, which amount shall not exceed the limitations set forth in Section 1.1.5 of this Agreement.

10.60. “Regular Purchase Notice Date” shall mean the date on which a Regular Purchase Notice is received by the Investor from the Company.

10.61. “Regular Pricing Period” shall mean the three (3) Trading Days following the Regular Purchase Notice Date.

10.62. “Regular Purchase Price” shall mean 94% of the lowest daily volume-weighted average price (“VWAP”) during the Regular Pricing Period.

10.63. “Regulation D” shall mean the provisions of Regulation D promulgated under the Securities Act.

10.64. “Required Approvals” shall have the meaning set forth in Section 3.6. 10.65. “Required Reserve Amount” shall have the meaning set forth in Section 3.4. 10.66. “Restricted Period” shall have the meaning set forth in Section 5.17. 10.67. “Restricted Person(s)” shall have the meaning set forth in Section 5.17.

10.68. “RSUs” shall have the meaning set forth in Section 5.20.

10.69. “Sanctions” shall have the meaning set forth in Section 5.32.

10.70. “SEC” shall mean the U.S. Securities and Exchange Commission.

10.71. “Second Pre-Advance Closing” shall have the meaning set forth in Section 2.1.

10.72. “Securities Act” shall have the meaning set forth in the recitals of this Agreement.

10.73. “Settlement Document” in respect of an Purchase Notice delivered by the Company, shall mean a settlement document in the form set out on Exhibit F, and in respect of a Purchase Notice deemed delivered pursuant to an Investor Notice, shall mean the Investor Notice containing the information set forth on Exhibit D.

10.74. “Subsidiaries” shall mean any Person in which the Company, directly or indirectly, (x) owns a majority of the outstanding capital stock or holds a majority of the equity or similar interest of such Person or (y) controls or operates all or substantially all of the business, operations or administration of such Person, and the foregoing are collectively referred to herein as “Subsidiaries.”

10.75. “Trading Day” shall mean any day during which the Principal Market shall be open for business.

10.76. “Transaction” shall have the meaning set forth in the recitals of this Agreement.

10.77. “Transaction Documents” means, collectively, this Agreement, the Promissory Note issued by the Company hereunder, the Deposit Account Control Agreement, and all exhibits and schedules hereto and thereto, and each of the other agreements and instruments entered into or delivered by any of the Parties hereto in connection with the transactions contemplated hereby and thereby, as may be amended from time to time.

10.78. “Transfer Agent” shall mean Continental Stock Transfer & Trust Company, the current transfer agent of the Company, and any successor transfer agent of the Company.

10.79. “Variable Rate Transaction” shall have the meaning set forth in Section 5.19.2.

10.80. “VWAP” shall mean for any Trading Day, the daily volume weighted average price of the Ordinary Shares for such Trading Day on the Principal Market during regular trading hours as reported by Bloomberg L.P through its “AQR” function. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination, recapitalization or other similar transaction during such period

[SIGNATURES ON THE FOLLOWING PAGE]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered as of the date provided above.

COMPANY:
SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:
Name:	Haggai Alon
Title:	Chief Executive Officer

Address for Notices:
Mespil Business Centre, Mespil House,
Sussex Road, Dublin 4, Ireland

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered as of the date provided above.

INVESTOR:

By:
Name:
Title:

Address for Notices:

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered as of the date provided above.

INVESTOR:

By:
Name:
Title:

Address for Notices:

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered as of the date provided above.

INVESTOR:

By:
Name:
Title:

Address for Notices:

CONDITIONS PRECEDENT TO THE RIGHT OF THE COMPANY TO DELIVER A
PURCHASE NOTICE

The right of the Company to deliver a Purchase Notice and the obligations of the Investor hereunder with respect to an Advance are subject to the satisfaction or waiver, on each Purchase Notice Date (a “Condition Satisfaction Date”), of each of the following conditions:

(a)	Accuracy of the Company’s Representations and Warranties. The representations and warranties of the Company in this Agreement shall be true and correct in all material respects as of the Purchase Notice Date, except to the extend such representations and warranties are as of another date, such representations and warranties shall be true and correct as of such other date.

(b)	Registration of the Ordinary Shares with the SEC. There is an effective Registration Statement pursuant to which the Investor is permitted to utilize the Prospectus thereunder to resell all of the Ordinary Shares to be sold and issued pursuant to any Purchase Notice issued or issuable pursuant to the Agreement.

(c)	Current Report. The Current Report shall have been filed with the SEC and the Company shall have filed with the SEC in a timely manner all reports, notices and other documents required under the Exchange Act and applicable SEC regulations during the six-month period immediately preceding the applicable Condition Satisfaction Date.

(d)	Authority. The Company shall have obtained all permits and qualifications required by any applicable state for the offer and sale of all the Ordinary Shares issuable pursuant to any Purchase Notice, or shall have the availability of exemptions therefrom. The sale and issuance of such Ordinary Shares shall be legally permitted by all laws and regulations to which the Company is subject.

(e)	Board. The board of directors of the Company has approved the transactions contemplated by the Transaction Documents; said approval has not been amended, rescinded or materially modified and remains in full force and effect as of the date hereof, and a true, correct and complete copy of such resolutions duly adopted by the board of directors of the Company shall have been provided to the Investor.

(f)	No Material Outside Event or Material Adverse Effect. No Material Outside Event or Material Adverse Effect shall have occurred and be continuing.

(g)	Performance by the Company. The Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior the applicable Condition Satisfaction Date, unless otherwise waived by the Investor.

(h)	No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction that prohibits or directly, materially and adversely affects any of the transactions contemplated by this Agreement.

(i)	No Suspension of Trading in or Delisting of Ordinary Shares. The Ordinary Shares are quoted for trading on the Principal Market or Trading Market and all of the Ordinary Shares issuable pursuant to such Purchase Notice will be listed or quoted on the principal Market or Trading Market. Trading of the Ordinary Shares shall not have been suspended by the SEC, the Principal Market or FINRA. The Company shall not have received any written notice that is still then pending threatening the continued quotation of the Ordinary Shares on the Principal Market or Trading Market. The Company shall not have received any final and non-appealable notice that the listing or quotation of the Ordinary Shares on the Principal Market shall be terminated on a date certain (unless, prior to such date certain, the Ordinary Shares is listed or quoted on any subsequent Principal Market), nor shall there have been imposed any suspension of, or restriction on, accepting additional deposits of the Ordinary Shares, electronic trading or book-entry services by DTC with respect to the Ordinary Shares that is continuing. The Company shall not have received any notice from DTC to the effect that a suspension of, or restriction on, accepting additional deposits of the Ordinary Shares, electronic trading or book-entry services by DTC with respect to the Ordinary Shares is being imposed or is contemplated (unless, prior to such suspension or restriction, DTC shall have notified the Company in writing that DTC has determined not to impose any such suspension or restriction). There shall not have been any investigation, actual or to the knowledge of the Company contemplated by the SEC involving the Company or any current or former director or officer of the Company. The SEC shall not have issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company or any Subsidiary under the Exchange Act or the Securities Act.

(j)	Authorized. There shall be a sufficient number of authorized but unissued and otherwise unreserved Ordinary Shares for the issuance of all of the Ordinary Shares issuable pursuant to such Purchase Notice. All of the Ordinary Shares issuable pursuant to the applicable Purchase Notice shall have been duly authorized by all necessary corporate action of the Company. All Ordinary Shares relating to all prior Purchase Notices required to have been received by the Investor under this Agreement shall have been delivered to the Investor in accordance with this Agreement.

(k)	Executed Purchase Notice. The representations contained in the applicable Purchase Notice shall be true and correct in all material respects as of the applicable Condition Satisfaction Date.

(l)	Facility Fee Shares. The Company shall have issued and except in accordance with the terms of the Agreement registered all of the Facility Fee Shares.

(m)	No Outstanding Promissory Notes. Except pursuant to an Investor Notice, there shall not be any balance remaining outstanding under the Promissory Note.

(n)	Consecutive Advance Notices. Except as otherwise provided under this Agreement, the Pricing Period for all prior Purchase Notices has been completed.

Furthermore, the Company shall not have the right to deliver a Purchase Notice to the Investor if any of the following shall occur:

(o)	The Company breaches any representation or warranty in any material respect, or breaches any covenant or other term or condition under any Transaction Document in any material respect, and except in the case of a breach of a covenant which is reasonably curable, only if such breach continues for a period of at least five (5) consecutive business days;

(p)	if any Person commences a proceeding against the Company pursuant to or within the meaning of any Bankruptcy Law for so long as such proceeding is not dismissed;

(q)	if the Company is at any time insolvent, or, pursuant to or within the meaning of any Bankruptcy Law, (i) commences a voluntary case, (ii) consents to the entry of an order for relief against it in an involuntary case, (iii) consents to the appointment of a Custodian of it or for all or substantially all of its property, or makes a general assignment for the benefit of its creditors or (v) the Company is generally unable to pay its debts as the same become due;

(e)	a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that
(i) is for relief against the Company in an involuntary case, (ii) appoints a Custodian of the Company or for all or substantially all of its property, or (iii) orders the liquidation of the Company or any Subsidiary for so long as such order, decree or similar action remains in effect; or

(f)	if at any time the Company is not eligible or is unable to transfer its Shares to Investor, including, without limitation, electronically through DTC’s Deposit/Withdrawal At Custodian system.

EXHIBIT A

ADVANCE NOTICE

Dated: ______________________________	Advance Notice Number: __________________________

The undersigned,____________________________________ , hereby certifies, with respect to the sale of Ordinary Shares of SMX Public Limited Company (the “Company”) issuable in connection with this Advance Notice, delivered pursuant to that certain Standby Equity Purchase Agreement, dated as of [ ] (the “Agreement”), as follows (with capitalized terms used herein without definition having the same meanings as given to them in the Agreement):

1.	The undersigned is the duly elected ______________________ of the Company.

2.	There are no fundamental changes to the information set forth in the Registration Statement which would require the Company to file a post-effective amendment to the Registration Statement.

3.	The Company has performed in all material respects all covenants and agreements to be performed by the Company contained in this Agreement on or prior to the Advance Notice Date. All conditions to the delivery of this Advance Notice are satisfied as of the date hereof.

4.	The number of Advance Shares the Company is requesting is_________ .

5.	The Pricing Period for this Advance shall be a [Regular Pricing Period]/[Intraday Pricing Period].

6.	The Purchase Limit for this Advance shall be__________].

7.	The number of Ordinary Shares of the Company outstanding as of the date hereof is_.

8.	The number of Ordinary Shares remaining pursuant to the Commitment Amount is__.

The undersigned has executed this Advance Notice as of the date first set forth above.

SMX Public Limited Company

By:
Name:	Haggai Alon
Title:	Chief Executive Officer

Please deliver this Advance Notice by email to:

Email:

Attention:

Confirmation Telephone Number:

EXHIBIT B

SETTLEMENT DOCUMENT

VIA EMAIL

SMX (Security Matters) Public Limited Company

Attn:

Email:

Below please find the settlement information with respect to the Advance Notice Date of:

1.	Number of Ordinary Shares issued pursuant to the Purchase Notice
2.	Lowest daily VWAP during Regular Pricing Period
3.	Lowest traded price during Intraday Pricing Period
4.	Intraday Purchase Price
5.	Regular Purchase Price
7.	Total Purchase Price due to Company (row [4] or row [5] x row 1)

Please issue the number of Advance Shares due to the Investor to the account of the Investor as follows: INVESTOR’S DTC PARTICIPANT #:

ACCOUNT NAME:

ACCOUNT NUMBER:

ADDRESS:

CITY:

COUNTRY:

CONTACT PERSON:

NUMBER AND/OR EMAIL:

Sincerely,

[Investor]

Agreed and approved by SMX (Security Matters) Public Limited Company:

By:
Name:	Haggai Alon
Title:	Chief Executive Officer

EXHIBIT C

PROMISSORY NOTE

Attached.

EXHIBIT D

INVESTOR NOTICE

Dated: ______________________________	Investor Notice Number: __________________________

On behalf of [ ] (the “Investor”), the undersigned hereby certifies, with respect to the purchase of Ordinary Shares of SMX (Security Matters) Public Limited Company (the “Company”) issuable in connection with this Investor

Notice, delivered pursuant to that certain Standby Equity Purchase Agreement, dated as of [ ], as amended and supplemented from time to time (the “Agreement”), as follows:

1.	Advance requested in the Advance Notice
2.	Purchase Price (equal to the Conversion Price as defined in the Promissory Note)
3.	Number of Ordinary Shares due to Investor

The aggregate purchase price of the Ordinary Shares to be paid by Investor pursuant to this Investor Notice and corresponding Advance Notice shall be offset against amounts outstanding under the Pre-Paid Advance evidenced by the Promissory Note dated [_______________________________________ ] (first towards accrued and unpaid interest, and then towards outstanding principal) as follows (and this information shall satisfy the obligations of the Investor to deliver a Settlement Document pursuant to the Agreement):

1.	Amount offset against accrued and unpaid Interest	$	[ ]
2.	Amount offset against Principal	$	[ ]
3.	Total amount of the Promissory Note outstanding following the Advance	$	[ ]

Please issue the number of Ordinary Shares due to the Investor to the account of the Investor as follows: INVESTOR’S DTC PARTICIPANT #:

ACCOUNT NAME:
ACCOUNT NUMBER:
ADDRESS:

CITY:

The undersigned has executed this Investor Notice as of the date first set forth above.

[Investor]

By:
Name:
Title:

EXHIBIT E

DEPOSIT CONTROL AGREEMENT

Attached.

EXHIBIT F

FORM OF OFFICER’S CERTIFICATE

OF

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

Pursuant to Section 1.1.8 of that certain equity purchase agreement, dated December 1, 2025 (the “Agreement”), by and between SMX (Security Matters) Public Limited Company (the “Company”) and Target Capital 1, LLC (the “Investor”), the undersigned, in his capacity as Chief Financial Officer of the Company, and not in his individual capacity, hereby certifies, as of the date hereof (such date, the “Condition Satisfaction Date”), the following:

1. The representations and warranties of the Company contained in the Agreement are true and correct in all material respects as of the Condition Satisfaction Date as though made on the Condition Satisfaction Date (except for representations and warranties specifically made as of a particular date) with respect to all periods, and as to all events and circumstances occurring or existing to and including the Condition Satisfaction Date, except for any conditions which have temporarily caused any representations or warranties of the Company set forth in the Agreement to be incorrect and which have been corrected with no continuing impairment to the Company or the Investor; and

0. All of the conditions precedent to the obligation of the Investor to purchase Advance Shares set forth in the Agreement, have been satisfied as of the Condition Satisfaction Date.

Capitalized terms used herein shall have the meanings set forth in the Agreement unless otherwise defined herein.

IN WITNESS WHEREOF, the undersigned has hereunto affixed his hand as ___________________

By:
Name:
Title:

EXHIBIT G

Promissory Note Allocations:

Standby Equity Purchaser & Promissory Note Investor

1.

a. Funding Amount:

b. Principal Amount of Note:

Promissory Note Investors Only

1.

a. Funding Amount:

b. Principal Amount of Note:

2.

a. Funding Amount:

b. Principal Amount of Note: